November 26, 2018

Ian Estus
President and Chief Executive Officer
Standard Diversified Inc.
155 Mineola Boulevard
Mineola, NY 11501

       Re: Standard Diversified Inc.
           Registration Statement on Form S-3
           Filed November 16, 2018
           File No. 333-228436

Dear Mr. Estus:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure